                                                             Filed by iPCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: AirGate PCS, Inc.
                                                     Commission File No.: 027455

THIS FILING CONTAINS THE PRESS RELEASE ISSUED BY iPCS, INC. ON NOVEMBER 14, 2001 AND A TRANSCRIPT OF THE CONFERENCE CALL HOSTED BY iPCS, INC. ON NOVEMBER 14, 2001 TO DISCUSS THIRD QUARTER 2001 RESULTS.

PART 1 - ON NOVEMBER 14, 2001, iPCS, INC. ISSUED THE FOLLOWING PRESS RELEASE:

[GRAPHIC] iPCS

NEWS RELEASE

                                      CONTACT:   iPCS, Inc.
                                                 Timothy M. Yager
                                                 President and CEO

                                                 Stebbins B. Chandor
                                                 Chief Financial Officer
                                                 (847) 944-2900




                           iPCS, INC. ANNOUNCES STRONG
                              THIRD QUARTER RESULTS

                       Subscriber Base Stands at 135,000;
                   Sequential Service Revenue Grew 39 Percent

         Schaumburg, Illinois - November 14, 2001 - iPCS, Inc., a Sprint PCS (NYSE: PCS) Network Partner, today reported strong service and total revenue growth for the third quarter ended September 30, 2001. Total revenue for the quarter was approximately $35.5 million, up 39 percent and 445 percent over the second quarter of 2001 and the third quarter of 2000, respectively. Total subscribers at the end of the third quarter grew to 134,927, up 27,515 subscribers, or 26 percent, over the total at the end of the prior quarter.

         Total revenue for the third quarter of 2001 included service revenue of $33.2 million and equipment and other revenue of $2.3 million. Service revenue represented a 39 percent and 470 percent increase over the second quarter of 2001 and the third quarter of 2000, respectively. Earnings before interest, taxes, depreciation and amortization (EBITDA), excluding non-cash compensation expense of $0.5 million and merger-related expenses of $2.4 million, was a negative $11.0 million for the quarter.

         Average monthly revenue per user (ARPU) for the third quarter of 2001 was $58 while ARPU with roaming was $91. This is an increase from $56 and $84, respectively, in the prior quarter. Churn, net of deactivations within 30 days, was approximately 2.8 percent. Total system minutes of use for the third quarter of 2001 were approximately 243.3 million; 40% more than the 173.9 million for the second quarter of 2001. Average minutes of use per month during the third quarter were 527 per average subscriber excluding roaming minutes. This compares to 500 for the second quarter of 2001.

         At the end of the quarter, iPCS had cash and cash equivalents totaling approximately $54.6 million and available bank credit facilities of $90.0 million. Capital expenditures for the third quarter were $28.0 million.

         "We were pleased with our results for the third quarter," said Timothy
M. Yager, president and chief executive officer. "Subscriber growth remained strong and we continued to see improvements in many key metrics of our business. As of the end of the quarter, we were offering service in 29 of our 37 markets and providing coverage to a population of approximately 5.0 million. Lastly, during the third quarter, we announced that we had entered into a definitive merger agreement with AirGate PCS, Inc. We are very excited about combining our company with AirGate to create the premier Sprint PCS affiliate. We are working closely with AirGate to ensure a smooth integration in order to continue the combined company's superior subscriber growth, strategic approach to its markets and focus on shareholder value."

         The company has scheduled a listen-only format conference call for Wednesday, November 14, 2001 at 10:00 a.m. Eastern Time (9:00 a.m. Central
Time). To listen to the call, dial 1-888-238-2523 at least ten minutes before the conference call begins and ask for the iPCS conference call. A replay of the call will be available approximately one hour after the conclusion of the call and may be accessed until 12:00 p.m. Eastern Time on November 21, 2001. To access the replay, dial 1-800-633-8284 using a pass code of 19969152. To access the replay from international locations, dial 1-858-812-6440 and use the same passcode.

         In addition, investors, analysts and the general public will also have the opportunity to listen to the conference call free over the Internet by visiting CCBN's website, www.companyboardroom.com. To listen to the call on the web, please visit the web site at least fifteen minutes prior to the call in order to download and install any necessary audio software. For those who cannot listen on Wednesday, a webcast replay will be available shortly after the call.

About iPCS

         iPCS, Inc. is a Sprint PCS Network Partner providing Sprint PCS wireless personal communication services in the Midwestern United States. iPCS has the exclusive right to provide mobile wireless personal communication network services under the Sprint PCS brand to a total population of more than
7.4 million in 37 markets located in Illinois, Michigan, Iowa and eastern Nebraska. iPCS began providing service in December 1999 and provides service in 29 markets covering approximately 5.0 million residents.

         On August 28, 2001, iPCS, Inc., entered into an Agreement and Plan of Merger with AirGate PCS, Inc. (Nasdaq/NM: PCSA) regarding the proposed combination of AirGate and iPCS. AirGate and iPCS will combine in a tax-free, stock for stock transaction in which AirGate will issue approximately 13.5 million shares of AirGate common stock, including 1.1 million shares reserved for issuance upon the exercise of outstanding iPCS options and warrants. Upon completion of the merger, iPCS will become a wholly owned subsidiary of AirGate.

         The completion of the merger is subject to stockholder approval by both companies. The special meetings of the AirGate stockholders and iPCS stockholders have each been set for November 27, 2001. A majority of the stockholders of iPCS have agreed to vote their shares in favor of the merger. The closing of the merger is also subject to other customary conditions, including regulatory approval under the Hart-Scott-Rodino Act and the consent or approval of Sprint PCS and the lenders under the AirGate and iPCS credit facilities, all of which have been obtained. It is anticipated that the merger will close around the end of November, 2001.

About Sprint

         Sprint is a global communications company serving 23 million business and residential customers in more than 70 countries. With more than 80,000 employees worldwide and $23 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States' first nationwide all-digital, fiber-optic network. Sprint's award-winning Tier 1 Internet backbone is being extended to key global markets to provide customers with a broad portfolio of scaleable IP products. Sprint's high-capacity, high-speed network gives customers fast, dependable, non-stop access to the vast majority of the world's Internet content. Sprint also operates the largest 100-percent digital, nationwide PCS wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities. For more information, visit the Sprint PCS web site at http://www.sprintpcs.com.
-------------------------

         Statements contained in this news release that are forward-looking statements, such as statements concerning the anticipated closing date of the merger and statements containing terms such as "can," "may," "will," "expect," "plan," and similar terms, are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in iPCS' forward-looking statements, including the following factors: receipt and timing of stockholder approval of the merger; our dependence on our affiliation with Sprint PCS; the need to successfully complete the build-out of our network; our lack of operating history and anticipation of future losses; our dependence on Sprint PCS' back office services; potential fluctuations in our operating results; increased competition in our markets; our potential need for additional capital; our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products; and our ability to attract and retain skilled personnel. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. We do not undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents we have filed and will file from time to time with the Securities and Exchange Commission.

         In connection with the proposed merger, AirGate PCS, Inc. has filed with the SEC a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about AirGate and iPCS without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Sharon Kushner, AirGate PCS, Inc., 233 Peachtree St. N.E., Harris Tower, Suite 1700, Atlanta, Georgia 30303, Phone: 404-525-7272, Fax: 404-525-7922.

         On January 8, 2001, the Securities and Exchange Commission declared effective iPCS' registration statement relating to the resale of up to 300,000 warrants to purchase shares of its common stock and the offer and sale of 2,982,699 shares of its common stock.

         This press release shall not constitute an offer to sell or the solicitation of an offer to buy shares of iPCS or shares of AirGate which may be issued in the proposed merger with AirGate nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Offers to sell securities of iPCS or AirGate will be made only by means of a prospectus.

Tables to Follow:

                   iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except share data)
                                   (Unaudited)

                                                                     For the Three-Month Period    For the Nine-Month Period
                                                                         Ended September 30,          Ended September 30,
                                                                            2001            2000            2001            2000
                                                                            ----            ----            ----            ----
Revenues:
   Service ......................................................    $    33,160    $      5,814    $     71,834    $      9,914
   Equipment and Other ..........................................          2,341             695           5,678           1,700
                                                                     -----------    ------------    ------------    ------------
      Total revenues ............................................         35,501           6,509          77,512          11,614
                                                                     -----------    ------------    ------------    ------------
Operating Expenses:

   Cost of service ..............................................    $    29,002    $      5,104    $     60,496    $      9,812
   Cost of equipment ............................................          7,440           2,394          18,292           4,977
   Selling ......................................................          7,874           2,395          20,845           4,960
   General and administrative:
      Non-cash compensation .....................................            510           2,206           1,530          10,686
      Taxes on non-cash compensation ............................              -               -               -           1,567
      Other general and administrative ..........................          4,605           2,304           8,635           4,694
   Depreciation and amortization ................................          6,826           2,622          15,385           5,549
                                                                     -----------    ------------    ------------    ------------
      Total operating expenses ..................................         56,257          17,025         125,183          42,245
                                                                     -----------    ------------    ------------    ------------

Loss from operations ............................................        (20,756)        (10,516)        (47,671)        (30,631)
Other Income (Expense):
   Interest income ..............................................            639           1,854           3,537           1,949
   Interest expense .............................................         (6,313)         (5,665)        (16,995)         (6,259)
   Other income (expense), net ..................................           (417)            226             470             424
                                                                     -----------    ------------    ------------    ------------

Loss before extraordinary item ..................................        (26,847)        (14,101)        (60,659)        (34,517)
Extraordinary item - loss on early extinguishment of debt .......              -          (1,485)              -          (1,485)
                                                                     -----------    ------------    ------------    ------------
Net loss ........................................................    $   (26,847)   $    (15,586)   $    (60,659)   $    (36,002)
                                                                     -----------    ------------    ------------    ------------

Loss before extraordinary item ..................................    $   (26,847)   $    (14,101)   $    (60,659)   $    (34,517)
Beneficial conversion feature related to redeemable
  preferred stock ...............................................                        (46,387)                        (46,387)
Dividends and accretion on redeemable preferred stock ...........         (2,549)           (881)         (7,468)           (881)
                                                                     -----------    ------------    ------------    ------------
Loss available to common stockholders ...........................    $   (29,396)   $    (61,369)   $    (68,127)   $    (81,785)
Extraordinary item ..............................................              -          (1,485)              -          (1,485)
                                                                     -----------    ------------    ------------    ------------
Net loss available to common stockholders .......................    $   (29,396)   $    (62,854)   $    (68,127)   $    (83,270)
                                                                     ===========    ============    ============    ============

Basic and diluted net loss per share of common stock: ...........
   Loss available to common stockholders before extraordinary
    item ........................................................    $     (0.66)   $      (1.37)   $      (1.52)   $      (1.83)
   Extraordinary item ...........................................              -           (0.03)              -           (0.03)

Net loss available to common stockholders .......................    $     (0.66)   $      (1.40)   $      (1.52)   $      (1.86)

Weighted average common shares outstanding ......................     44,869,643      44,869,643      44,869,643      44,869,643
                                                                     ===========    ============    ============    ============

                   iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                                              September 30,   December 31,
                                                                                                   2001           2000
                                                                                                   ----           ----
                                                                                               (Unaudited)
                                             Assets
Current Assets:
   Cash and cash equivalents ..............................................................     $  54,579      $ 165,958
   Accounts receivable, less allowance:  2001 - $2,713; 2000 - $328 .......................        14,964          5,350
   Other receivables ......................................................................         1,604            231
   Inventories ............................................................................         3,379          3,314
   Prepaid expenses and other assets ......................................................         4,799          1,839
                                                                                                ---------      ---------
        Total current assets ..............................................................        79,325        176,692

Property and equipment including construction in progress, net ............................       198,161        129,087
Financing costs, less accumulated amortization: 2001 - $1,173; 2000 - $445 ................         9,558         10,045
Intangible assets, net ....................................................................        39,934         12,359
Other assets ..............................................................................         1,778            392
                                                                                                ---------      ---------
        Total assets ......................................................................     $ 328,756      $ 328,575
                                                                                                =========      =========


                 Liabilities, Redeemable Preferred Stock and Equity (Deficiency)
Current Liabilities:
   Accounts payable .......................................................................     $  31,410      $  27,294
   Accrued expenses .......................................................................         4,446          2,686
   Accrued interest .......................................................................            79             22
   Deferred revenue .......................................................................         4,742          1,346
   Capital lease obligations - current portion ............................................             7             12
                                                                                                ---------      ---------
        Total current liabilities .........................................................        40,684         31,360

Deferred gain on tower sales ..............................................................         7,667          6,000
Deferred rent .............................................................................         2,264              -
Deferred revenue ..........................................................................         1,763            392
Capital lease obligations - long-term portion .............................................           373            225
Accrued interest ..........................................................................        16,944          6,219
Long-term debt ............................................................................       191,392        157,581
                                                                                                ---------      ---------
        Total liabilities .................................................................       261,087        201,777
                                                                                                ---------      ---------

Redeemable preferred stock $0.01 par value; 75,000,000 shares authorized; 23,090,909
   shares issued and outstanding ..........................................................       121,548        114,080
                                                                                                ---------      ---------

Commitments and Contingencies

Equity (Deficiency):
   Common stock, $0.01 par value; 300,000,000 shares authorized; 44,869,643 shares
    issued and outstanding ................................................................           449            449
   Additional paid in capital .............................................................        70,853         78,321
   Unearned compensation ..................................................................        (3,985)        (5,515)
   Accumulated deficit ....................................................................      (121,196)       (60,537)
                                                                                                ---------      ---------
        Total equity (deficiency) .........................................................       (53,879)        12,718
                                                                                                ---------      ---------
        Total liabilities, redeemable preferred stock and equity (deficiency) .............     $ 328,756      $ 328,575
                                                                                                =========      =========

PART 2 - THE FOLLOWING IS A TRANSCRIPT OF THE CONFERENCE CALL HOSTED BY iPCS, INC. ON NOVEMBER 14, 2001 AT 9:00 A.M. CENTRAL TIME TO DISCUSS THIRD QUARTER 2001 RESULTS:


[operator]: Good morning and welcome to today's iPCS third quarter Earnings
     Conference Call. This call will be in a listen-only format and is being recorded. At this time, I'd like to turn the call over to Mr. Steb Chandor, senior vice president and chief financial officer of iPCS. Please go ahead, Mr. Chandor.

Steb Chandor: Thank you, [operator], and good morning everyone. We appreciate you joining us for iPCS' Conference Call to review our third quarter operating and financial results. We also want to welcome our Internet participants listening to the call as it is being simulcast.

     Before I turn the call over to Tim Yager, our President and CEO, I have a few small housekeeping and disclosure related details to go over. You should have received a fax and / or an email of the earnings release earlier this morning. If you didn't get your release, please call our offices at 847.944.2900 and ask for Edie Dorris; she can get one out to you.

     If you'd like to listen to a replay of today's call, it's available via Webcast at www.companyboardroom.com or via a recorded telephone replay for the next seven days. The replay is available at 1-800-633-8284 using a pass code of 19969152.

     As you know, management today is going to discuss certain subjects that will contain forward-looking information. Such statements as "can, may, will, expect, plan", and similar terms are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by and information currently available to management.

     A variety of factors could cause actual results to differ materially from those anticipated from iPCS' forward-looking statements.

     For a detailed discussion of these factors and other cautionary statements that could cause actual results to differ from iPCS' forward-looking statements, please refer to the risk factors described in documents we have filed and will file from time to time with the Securities and Exchange Commission.

     Lastly, as you know, we signed a definitive merger agreement with AirGate PCS on August 28, 2001. In connection with the proposed merger, AirGate PCS, Inc. has filed with the SEC a proxy statement/prospectus. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed merger because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about AirGate and iPCS without charge, at the SEC's web site at www.sec.gov.

     Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Sharon Kushner, AirGate PCS, Inc. at AirGate's offices in Atlanta, Georgia. Lastly, because of the pending merger, our comments today will be governed accordingly and this will be a listen-only call format.

     Thank you for your patience during those brief housekeeping comments. I will now turn the call over to Tim Yager.

Tim Yager: Thank you Steb and again thank you all for taking the time to join us. In addition to Steb, I also have with me this morning Linda Wokoun, our Chief Operating Officer. I will turn the call over to Steb and Linda in a few minutes but, before I do that, I would like to run through some of the highlights of our third quarter.

     Overall, we are pleased with our accomplishments since our last conference call. As you saw in our press release, we reported strong subscriber and revenues growth for the quarter. Our subscriber base stood at approximately 135,000 at the end of the quarter, and we recorded total revenues of $35.5 million for the quarter. Service revenue, including both subscriber and roaming revenue, for the third quarter was approximately $33.2 million. Our EBITDA, excluding non-cash compensation expense and merger related expenses, for the quarter was a negative $11 million.

     With respect to our build-out, we launched one new market in the quarter with our remaining eight markets expected to be launched by the end of the year. Our network coverage stands at approximately 5.0 million pops, which is approximately two-thirds of our total pops of 7.4 million and nearly 80% of the 6.3 million pops in these launched markets.

     Lastly, we announced during the quarter the signing of a definitive merger agreement with AirGate PCS. The completion of the merger is subject to stockholder approval by both companies. The special meetings of the AirGate stockholders and iPCS stockholders have each been set for November 27, 2001. The closing of the merger is also subject to other customary conditions, including regulatory approval under the Hart-Scott-Rodino Act and the consent or approval of Sprint PCS and the lenders under the AirGate and iPCS credit facilities, all of which have been obtained. We are very excited about combining our company with AirGate to create the premier Sprint PCS affiliate and anticipate that the merger will close around the end of November.

     At this time, I'm going to turn the discussion over to Steb to go over the financials in a little more detail.

Steb Chandor: Thanks, Tim.

     I will quickly review some of the key numbers and resulting metrics for the quarter.

     As Tim pointed out, we ended the third quarter with approximately 135,000 subscribers on net additions of over 27,500. Our covered POP penetration at the end of the third quarter was approximately 2.7 percent.

     Our churn, net of 30 day deactivations, was approximately 2.8 percent for the quarter, which is up from our churn of 2.1 percent for the second quarter. Linda will touch on churn in a few minutes.

     As Tim mentioned, total revenues for the third quarter were $35.5 million, which is an increase of 39 percent over the second quarter. We are pleased with the 34 percent increase in subscriber revenues to $21.1 million in the third quarter versus the $15.7 million we recorded the prior quarter. As a reminder, our reciprocal travel rate with Spint PCS for the third quarter was $0.20 per our agreements with Sprint PCS and will be at that level through the end of the year. On January 1, 2002, our travel rate will mirror that of the other affiliates.

     Roaming revenues increased from $8.1 million in the second quarter to $12.1 million or nearly 50 percent. This increase was driven by the large increase in roaming minutes, totaling 50.5 million in the third quarter versus 33 million in the second quarter.

     Base ARPU for the quarter was $58. This is up from $56 for the prior quarter. The increase in ARPU primarily represents an increase in our average monthly recurring charges. Our overall ARPU, which includes roaming, was $91 for the third quarter compared to $84 for the second quarter.

     Our EBITDA loss, excluding non-cash compensation expense of $500,000 and merger related expenses of $2.4 million, increased from $7.7 million in the second quarter to $11 million in the third quarter. Our net loss for the quarter was $26.8 million.

     Our cost of subscriber acquisition, or CPGA, for the quarter was approximately $311. The decrease in CPGA from the $320 we recorded in the second quarter reflected both a small reduction in handset subsidies as well as a reduction in overall commission expenses.

     For the quarter, average minutes of use per month per average subscriber were 527 excluding roaming. This is up from 500 for the second quarter. Total system minutes of use were approximately 243 million for the quarter compared to approximately 174 million for the second quarter. Capital expenditures for the quarter were about $28 million. Our capital expenditures since inception of approximately $228 million translates into approximately $45 per current covered pop.

     Lastly, at the end of the quarter, iPCS had approximately $55 million in cash and short-term investments and $90 million of borrowing availability under our $140 million senior debt facility. Borrowings under the facility total $50 million and have been drawn down per the terms of the agreement.

     And at this time, I'll turn the presentation over to Linda, who will discuss certain operational matters including market launches and subscriber growth.

Linda Wokoun:  Thank you Steb, and good morning.

     As previously mentioned, in the 3rd quarter, we added 27,500 net subscribers for a 2.7% penetration rate on 5 million covered pops. Sales were particularly strong in August as a result of a very successful Radio Shack promotion and increased productivity in all channels. September sales were somewhat slower due to the introduction of lower commissions and longer charge-back periods for no-deposit ASL or NDASL sales. I'll touch on that initiative in a few minutes. We also experienced slower customer traffic in the days immediately following September 11/th/ but retail sales have been building steadily since then.

     Our retail stores and our national 3rd party dealers have increased their productivity with a resulting shift in sales mix toward those channels. We have been aggressively working to add Sprint retail stores in our newer markets as well as expanding in our existing markets. New stores were opened in Traverse City, Michigan, Waterloo and Iowa City, Iowa and new locations have been added in Grand Rapids and Saginaw, Michigan. By the end of the year we will add another retail store in Springfield, Illinois for a total of 18 stores.

     Churn increased in the 3rd quarter to 2.8% from 2.1% a quarter earlier. Increased churn is largely due to non-pay disconnects. During the quarter, iPCS implemented a new commission structure that links the cost of acquiring NDASL customers with their value. NDASL commissions in our local third party dealer channel are now well below what we pay for a standard rate plan. The commission charge-back period was extended to 180 days and incentives for basic post-paid plans have been increased. These risk management techniques have combined to gradually reduce the proportion of new sales that are activated on the NDASL plan. And, more importantly, the cost of acquiring NDASL customers is now better aligned to the value of those customers.

     Our network build-out is nearing completion with all Sprint PCS build-out requirements on target. At the end of the 3rd quarter we had 450 cell sites on air. The Marshalltown, Iowa market was added to our list of markets launched at the end of September. In conjunction with this launch we now provide coverage in the cities of Knoxville, Pella and Oskaloosa, Iowa and Platteville, Wisconsin, completing our Sprint requirements through the third quarter.

     Our Davenport switch, our third and last switch, will launch by the end of the year as will the balance of our Iowa and Nebraska markets. By year-end we will have approximately 600 cell sites on air.

     As Tim indicated, we expect to close on our merger with AirGate at the end of the month. Operations teams from AirGate and iPCS have been working together to prepare budgets and coordinate plans for the holiday selling season and for next year. Implementation planning is well underway and we are looking forward to a quick and smooth integration.

     And with that, I'll turn it back to Tim.

Tim Yager:  Thank you, Linda.

     As you can tell from our discussions, we have had a strong first nine months of the year. We continued the march towards the completion of our build-out. Our subscriber growth remained strong and ahead of expectations. We are excited about the future of iPCS and think the company is well positioned to finish our required build-out and continue our recent momentum for the last few months of the year. And most importantly, we are very excited about the pending merger with AirGate. We are working closely with AirGate to ensure a smooth integration in order to continue the combined company's superior subscriber growth and focus on stockholder value.

     Again, I would like to personally thank everyone for their support of iPCS for the last couple of years. I also want to reiterate my excitement about our pending transaction with AirGate. It have been a pleasure to get to know them better over the last few months and I have more confidence now about our future success. Thank you for joining our call and will not turn the call back over to [operator].

Operator: Thank you, sir. That does conclude today's conference call. Thank you for your participation.

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